EXHIBIT 4.04

DESCRIPTION OF SECURITIES

World Acceptance Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s common stock is registered under Section 12(b) of the Exchange Act and is listed on The Nasdaq Stock Market LLC (Nasdaq Global Select Market) under the symbol “WRLD.”

The following is a summary of the material terms of the Company’s capital stock. This summary is not complete and is qualified by reference to the Company’s Second Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), and its Eighth Amended and Restated Bylaws (the “Bylaws”). The Articles of Incorporation and the Bylaws are filed as exhibits to the Company’s most recent Annual Report on Form 10-K and are incorporated by reference herein.

Authorized Capital Stock

Under its Articles of Incorporation, the Company is currently authorized to issue up to 95,000,000 shares of common stock, no par value (“Common Stock”), and 5,000,000 shares of preferred stock, no par value (“Preferred Stock”).

Common Stock

As of May 17, 2019, there were 9,308,872 shares of Common Stock issued and outstanding, which were held of record by 32 shareholders. Subject to the rights of any holders of any class of Preferred Stock outstanding, holders of Common Stock are entitled to one vote per share, and, in general, routine matters are approved if more shares are voted in favor of the matter than are voted in opposition to the matter. Directors are to be elected by a plurality of the votes cast, and our shareholders do not have the right to cumulate their votes in the election of directors, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors and the holders of the remaining shares will not be able to elect any directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends when, as and if declared by the Company’s board of directors out of funds legally available for payment. The Company’s payment of distributions is subject to the restrictions of South Carolina law applicable to the declaration of distributions by a corporation. Under South Carolina law, a corporation may not make a distribution if, as a result of the distribution, the corporation would not be able to pay its debts as they come due in the ordinary course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy any preferential rights preferred shareholders would have if the corporation were to be dissolved at the time of the distribution. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally in any of the assets available for distribution to the shareholders with respect to shares held by them after the Company has paid in full all of its debts, subject to the prior distribution rights of Preferred Stock, if any, then outstanding. There are no redemption or sinking fund provisions applicable to the Common Stock, and holders of Common Stock are not entitled to preemptive rights, subscription rights, or conversion rights. Shares of Common Stock are not convertible into any other class of securities. All outstanding shares of Common Stock are fully paid and non-assessable.

The Common Stock is listed on the NASDAQ Global Select Market under the symbol “WRLD”. The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219.

Preferred Stock

Under the Articles of Incorporation, the Company is authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series. The Company’s board of directors is authorized to fix by resolution the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of each series of Preferred Stock, including, without limitation, the authority to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

As of May 17, 2019, there were no shares of Preferred Stock outstanding.

Certain Provisions of the Articles of Incorporation, Bylaws and South Carolina Law

Authorized but Unissued Shares

Authorized but unissued shares of Common Stock or Preferred Stock can be reserved for issuance by the Company’s board of directors from time to time, without shareholder action, for stock dividends or stock splits, to raise equity capital and to structure future corporate transactions, including acquisitions, as well as for other proper corporate purposes. Shareholders have no preemptive rights. The Articles of Incorporation and South Carolina law include provisions that:

•	require the affirmative vote of holders of two-thirds of our outstanding shares of voting stock to approve a merger or consolidation of the Company with another corporation; and

•	authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.

Advance Notice of Proposals and Nominations

Under the Bylaws, shareholder proposals and nominations for election of directors at the Company’s annual meeting of shareholders may be made by any shareholder entitled to vote only if the shareholder gives timely written notice to the Secretary of the Company. Notice will be considered timely if it is delivered to the Secretary of the Company at the Company’s principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary, notice will be considered timely if delivered not earlier than the close of business on the 120th day prior to the date of that year’s annual meeting and not later than the close of business on the later of (i) the 90th day prior to the date of the annual meeting or, (ii) the 10th day following the date of the public announcement of the meeting date.

Supermajority Voting Requirements

In addition to the provisions described above requiring the affirmative vote of holders of two-thirds of our outstanding shares of voting stock to approve a merger or consolidation of the Company with another corporation, provisions of our Articles of Incorporation and South Carolina law require the affirmative vote of holders of two-thirds of our outstanding shares of voting stock to approve:

•	the sale, lease, exchange or other disposition of all or substantially all of our assets;

•	the issuance of securities in an exchange for the securities, or acquisition of the assets, of another person;

•	any amendment to our Articles of Incorporation; and

•	the dissolution of the Company.

Certain Anti-Takeover Effects of South Carolina Law

South Carolina has two takeover-related statutes applicable to publicly held corporations organized under the laws of South Carolina. Article 1 of Chapter 2 of Title 35 of the Code of Laws of South Carolina precludes an acquiror of the shares of a South Carolina public corporation who crosses one of three voting thresholds, 20%, 33 1/3% or 50%, from obtaining voting control of the shares unless a majority in interest of the disinterested shareholders of the corporation votes to grant voting power to the shares. Article 2 of Chapter 2 of Title 35 of the Code of Laws of South Carolina restricts business combination transactions involving a South Carolina public corporation and a beneficial owner of 10% or more of its voting stock. Neither of these statutes applies to the Company because, as permitted by these statutes, we have elected not to be covered by them and have included a provision in our Articles of Incorporation reflecting that election.